Exhibit 99.2

INSTRUMENT OF AMENDMENT
FOR THE
PIEDMONT NATURAL GAS COMPANY, INC. 401(k) PLAN

THIS INSTRUMENT OF AMENDMENT (this “Instrument”) is made and entered into as of the 15th day of December, 2014, by PIEDMONT NATURAL GAS COMPANY, INC., a North Carolina corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company currently maintains the Plan; and
WHEREAS, the Internal Revenue Service has requested certain remedial amendments to the Plan as a condition of the issuance of a favorable determination in connection with its review of an application by the Company for a determination that the Plan is qualified under Section 401(a) of the Code, and
WHEREAS, the Company intends to preserve the qualified status of the Plan, and this Instrument sets forth the remedial amendments requested by the Internal Revenue Service; and
WHEREAS, under Section 9.01 of the Plan, the Company may amend the Plan in whole or in part at any time;
NOW, THEREFORE, the Company hereby amends the Plan effective as of January 1, 2013, as follows:
1.    The following new subsection 4.06(e) shall be added and shall read as follows:
“(e)    Compliance with Code Section 401(a)(35). The Benefit Plan Committee shall make available from time to time no less than three investment options, or such other number of investment options required to comply with Code Section 401(a)(35), in addition to the Employer Stock Fund which investment options will be diversified and have materially different risk and return characteristics.”

2.    Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.
IN WITNESS HEREOF, the Company has adopted this Instrument effective as of the effective date set forth above.
PIEDMONT NATURAL GAS COMPANY, INC.

By: /s/ Kevin M. O’Hara
Kevin M. O’Hara
Senior Vice President
Chief Administrative Officer